EXHIBIT (j)(1)

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees

Calvert Variable Products, Inc.

We consent to the use of our report dated February 19, 2020, with respect to the financial statements of Calvert VP EAFE International Index Portfolio, Calvert VP Investment Grade Bond Index Portfolio, Calvert VP Nasdaq 100 Index Portfolio, Calvert VP Russell 2000 Small Cap Index Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, and Calvert VP S&P 500 Index Portfolio, each a series of Calvert Variable Products, Inc., incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, PA

April 28, 2020